UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             (Amendment No. __)*


                            THE TITAN CORPORATION
----------------------------------------------------------------------------
                              (Name of Issuer)


                    Common Stock,$.01 par value per share
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  888266103
                          -------------------------
                               (CUSIP Number)


                              December 14, 1998
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 10
CUSIP No. 888266103             SCHEDULE 13G                     Page 2 of 10

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Lancer Partners, Limited Partnership
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]

     (See Item 6)                                                    (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           894,000

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           894,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     894,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.44%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     PN
_____________________________________________________________________________


                    * SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No. 888266103             SCHEDULE 13G                     Page 3 of 10

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Lancer Offshore, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]

     (See Item 6)                                                    (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           1,085,000

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           1,085,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,085,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.96%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________


                    * SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a).  Name of Issuer:
            The Titan Corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:
            303 Science Park Road, San Diego, California 92121.

Item 2(a).  Name of Person Filing:
            Lancer Partners, Limited Partnership ("LP")
            Lancer Offshore, Inc. ("LOI")


Item 2(b).  Address of Principal Business Office or, if None, Residence:
            Lancer Partners, Limited Partnership
            980 Post Road East, Suite 3
            Westport, CT 06880

            Lancer Offshore, Inc.
            c/o CITCO Fund Services (Curacao) N.V.
            Kaya Flamboyan 9
            P.O. Box 812
            Curacao, Netherlands Antilles

Item 2(c).  Citizenship:
            LP: Connecticut

            LOI: British Virgin Islands

Item 2(d).  Title of Class of Securities:
            Common Stock, par value $.01 per share, of the Company ("Common Stock").

Item 2(e).  CUSIP Number:
            888266103

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a)  [ ]  Broker or dealer registered under Section 15 of the
                      Exchange Act;
            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;
            (d)  [ ]  Investment company registered under Section 8 of the
                      Investment Company Act;
            (e)  [ ]  An investment advisor in accordance with Rule 13-
                      d(b)(1)(ii)(E);
            (f)  [ ]  An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)  [ ]  A parent holding company or control person in
                      accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)  [ ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;
            (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
            (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership.
            Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

            (a) Lancer Partners, Limited Partnership beneficially owns
                894,000 shares of Titan Common Stock. Lancer Offshore, Inc. beneficially owns 1,085,000 shares of Titan Common Stock.

            (b) The amount of shares beneficially owned by Lancer Partners,
                Limited Partnership, represents approximately 2.44% of the outstanding shares of Titan Common Stock. The amount of shares beneficially owned by Lancer Offshore, Inc. represents approximately 2.96% of the outstanding shares of Titan Common Stock. (Both amounts are based on 36,650,460 shares outstanding on December 23, 1998.)

            (c) Each Member is the sole record owner of the securities identified in subsection (a) above, and each member has sole power to vote or direct the vote of such securities and sole power to dispose or to direct the disposition of such securities.



                                Page 5 of 10
Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable.

Item 6. Lancer Management Group II, LLC, a Connecticut limited liability company ("LMG II"), is the sole general partner of Lancer Partners, Limited Partnership. Michael Lauer is the sole manager and principal member of LMG II and he controls all of its operations and activities. Lancer Management Group, LLC, a Connecticut limited liability company ("LMG"), is the sole investment manager of Lancer Offshore, Inc. Michael Lauer is the sole manager and principal member of LMG and he controls all of its operations and activities. No other person, other than Michael Lauer, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective securities identified in Item 4 above.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
            Not applicable.

Item 8. Identification and Classification of Members of the Group. Lancer Partners, Limited Partnership and Lancer Offshore, Inc. are the only Members of the Group filing this Schedule 13G.

Item 9.     Notice of Dissolution of a Group.
            Not applicable.

Item 10.    Certification.
            Not applicable

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 1998


Lancer Partners, Limited Partnership
By: Lancer Management Group II, LLC


  By:/s/ Michael Lauer
         ------------------------------
     Name:  Michael Lauer
     Title: Manager


Lancer Offshore, Inc.
By: Lancer Management Group, LLC

  By:/s/ Michael Lauer
        -------------------------------
     Name:  Michael Lauer
     Title: Manager

                           JOINT FILING AGREEMENT


          JOINT FILING AGREEMENT made this 24th day of December, 1998, by and between LANCER PARTNERS, LIMITED PARTNERSHIP, a Connecticut limited partnership ("Partnership"), LANCER OFFSHORE, INC., A British Virgin Islands corporation ("Corporation").

                            W I T N E S S E T H :

          WHEREAS, Partnership and Corporation collectively own more than five (5%) percent of the issued and outstanding common stock $.01 par value, of The Titan Corporation ("Titan Common Stock"); and

          WHEREAS, pursuant to the Section 13(g) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

          NOW, THEREFORE, the parties agree as follows:

          1. The Partnership and Corporation hereby agree to jointly file a Schedule 13G with the SEC regarding the ownership of Titan Common Stock and to file any and all amendments and supplements thereto.

          2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed pursuant except pursuant to a written instrument signed by all parties.

          IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

LANCE PARTNERS, LIMITED PARTNERSHIP     LANCER OFFSHORE, INC.

By:  Lancer Management                  By:  Lancer Management
       Group II, LLC                           Group, LLC

     By:/s/   Michael Lauer                  By:/s/   Michael Lauer
        __________________                   ______________________
        Name: Michael Lauer                     Name: Michael Lauer
        Title: Manager                          Title: Manager